Mintz & Partners 1 Concorde Gate Suite 200 Toronto, ON M3C 4G4 Canada
Tel: 416-391-2900 Fax: 416-391-2748 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Points International Ltd. of our audit report dated March 19, 2008 relating to the consolidated financial statements as of December 31, 2007 for the year then ended.

/s/ Deloitte & Touche LLP

License Public Accountants
Independent Registered Chartered Accountants
Toronto, Ontario
March 31, 2008

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Points International Ltd. of our audit report dated March 7, 2007 and as amended March 19, 2008 relating to the restated consolidated financial statements as of December 31, 2006 for the year then ended.

/s/ Mintz & Partners LLP

Toronto, Ontario	Licensed Public Accountants
March 31, 2008	Independent Registered Chartered Accountants